Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto plc

Commission File No.: 001-10533

The following are slides comprising a presentation that was first given by Alberto Calderon, Chief Commercial Officer, BHP Billiton on May 14, 2008 and subsequently revised.

Sales Desk Update Alberto Calderon, Chief Commercial Officer 14 May 2008 Sales Desk Update Alberto Calderon, Chief Commercial Officer 14 May 2008

Page 2 Page 2
Disclaimer
This document has been prepared by BHP Billiton Limited and BHP Billiton Plc (“BHP Billiton") and comprises the written materials/slides for a presentation concerning BHP Billiton's offers for
Rio Tinto Limited and Rio Tinto plc (“Rio Tinto”). By reviewing/attending this presentation you agree to be bound by the following conditions.
The directors of BHP Billiton accept responsibility for the information contained in this presentation. Having taken all reasonable care to ensure that such is the case, the information contained in this presentation is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.
Subject to the above, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person makes any representation or warranty, express or implied, as to, and accordingly no reliance should be placed on, the fairness, accuracy or completeness of the information contained in the presentation or of the views given or implied. To the extent permitted by law, neither BHP Billiton nor any of its directors, officers, employees or advisers nor any other person shall have any liability whatsoever for any errors or omissions or any loss howsoever arising, directly or indirectly, from any use of this information or its contents or otherwise arising in connection therewith.
This presentation is for information purposes only and does not constitute or form part of any offer or invitation to acquire, sell or otherwise dispose of, or issue, or any solicitation of any offer to sell or otherwise dispose of, purchase or subscribe for, any securities, nor does it constitute investment advice, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision, nor does it constitute a proposal to make a takeover bid or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction (or under an exemption from such requirements). No offering of securities shall be made into the United States except pursuant to registration under the US Securities Act of 1933, as amended, or an exemption therefrom.
Neither this presentation nor any copy of it may be taken or transmitted or distributed or redistributed (directly or indirectly) in Japan. The distribution of this document in other jurisdictions may be restricted by law and persons into whose possession this document comes should inform themselves about, and observe, any such restrictions.
Information about Rio Tinto is based on public information which has not been independently verified.
This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Services and
Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or
(iii) are outside the United Kingdom (all such persons being referred to as "relevant persons"). This presentation must not be acted on or relied on by persons who are not relevant persons.
Certain statements in this presentation are forward-looking statements. The forward-looking statements include statements regarding contribution synergies, future cost savings, the cost and timing of development projects, future production volumes, increases in production and infrastructure capacity, the identification of additional mineral Reserves and Resources and project lives and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These forward-looking statements speak only as at the date of this presentation. These statements are based on current expectations and beliefs and, by their nature, are subject to a number of known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from any expected future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements are based on numerous assumptions regarding BHP Billiton's present and future business strategies and the environments in which BHP Billiton and Rio Tinto will operate in the future and such assumptions may or may not prove to be correct.
There are a number of factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements. Factors that could cause actual results or performance to differ materially from those described in the forward-looking statements include, but are not limited to, BHP Billiton's ability to successfully combine the businesses of BHP Billiton and Rio Tinto and to realise expected synergies from that combination, the presence of a competitive proposal in relation to Rio Tinto, satisfaction of any conditions to any proposed transaction, including the receipt of required regulatory and anti-trust approvals, Rio Tinto’s willingness to enter into any proposed transaction, the successful completion of any transaction, as well as additional factors such as changes in global, political, economic, business, competitive, market or regulatory forces, future exchange and interest rates, changes in tax rates, future business combinations or dispositions and the outcome of litigation and government actions. Additional risks and factors that could cause BHP Billiton results to differ materially from those described in the forward-looking statements can be found in BHP Billiton's filings with the US Securities and Exchange Commission (the "SEC"), including BHP Billiton's Annual
Report on Form 20-F for the fiscal year-ended June 30, 2007, and Rio Tinto’s filings with the SEC, including Rio Tinto’s Annual Report on Form 20-F for the fiscal year-ended December 31,
2007, which are available at the SEC's website (http://www.sec.gov). Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The information and opinions expressed in this presentation are subject to change without notice and BHP Billiton expressly disclaims any obligation (except as required by law or the rules of the UK Listing Authority and the London Stock Exchange, the UK Takeover Panel, or the listing rules of ASX Limited) or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in BHP Billiton’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Page 3 Page 3
Disclaimer (continued)
Cautionary Note to US Investors – The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. BHP Billiton uses certain terms in this presentation, such as “probable reserves” and "contingent resources", that the SEC's guidelines strictly prohibit oil and gas companies from including in filings with the SEC. US Investors are urged to consider closely the disclosure in BHP Billiton Annual Report on
Form 20-F for the year ended June 30, 2007, File No. 001-09526 (for BHP Billiton Limited) and File No. 001-31714 (for BHP Billiton Plc), available from BHP Billiton at BHP Billiton Limited, 180 Lonsdale
Street, Melbourne, Victoria, 3000 Australia or at BHP Billiton Plc, Neathouse Place, Victoria, London, United Kingdom. You can also obtain the BHP Billiton’s Annual Report from the SEC by calling 1-800-SEC-
0330 or by visiting the SEC's website
(http://www.sec.gov).
The SEC generally permits mining companies in their filings with the SEC to disclose only those mineral deposits that the company can economically and legally extract. Certain terms in this presentation, including “resource", would not generally be permitted in an SEC filing. The material denoted by such terms is not proven or probable Reserves as such terms are used in the SEC's Industry Guide 7, and there can be no assurance that BHP Billiton will be able to convert such material to proven or probable Reserves or extract such material economically. BHP Billiton urges investors to refer to its Annual
Report on Form 20-F for the fiscal year ended June 30, 2007, for its most recent statement of mineral Reserves calculated in accordance with Industry Guide 7.
Information Relating to the US Offer for Rio Tinto plc
BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADR holders by filing with the Securities and Exchange Commission (the “SEC”) a
Registration Statement (the “Registration Statement”), which will contain a prospectus (the “Prospectus”), as well as other relevant materials.  No such materials have yet been filed.  This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.
U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADRs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS
AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS
TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC's website
(http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.
Information for US Holders of Rio Tinto Limited Shares
BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:
The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the
United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US
It may be difficult for you to enforce your rights and any claim you may have arising under the US federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court's judgment.
You should be aware that BHP Billiton may purchase securities of Rio Tinto plc and Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.
References in this presentation to “$” are to United States dollars unless otherwise specified.

Page 4 Resourcing the future BHP Billiton Petroleum update Merrill Lynch conference Update on growth Page 4

120
100
80
60
40
20
0
1969
1971
1973
1975
1977
1979
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
2019

bhpbilliton
resourcing the future

BHP Billiton Petroleum
Reserve misconceptions corrected
• These assets can be very long life
– BHP Billiton Petroleum targets +20 year life assets
• Proved Reserves 1,353 mmboe PLUS probable Reserves plus 2C Contingent Resources 2,241 mmboe =
Total Resources 3,594 mmboe
• With capital and expertise any competent E&P company can replace reserves for <$20/bbl,
– BHP Billiton Petroleum 3 year average <US$15/bbl
• Greater than 100% reserve replacement expected in FY08

Source: BHP Billiton.
Notes: Historical information. Future production is mid point estimate based on an array of future scenarios.
BHP Billiton attributable production
(Annual production, mmboe)
History Projected
Bass Strait
NWS

Page 6 Page 6
BHP Billiton Petroleum
Operating performance is strong
• Significant improvements in safety performance
– 3 LTIs YTD (9 mos) vs. 20 in FY06
• Significant improvement in uptime performance
– 3QFY08: 93.5% vs. 1QFY07: 89.0%
• Well into new projects coming on line
– Average daily production for Apr-08 was 378 kboed
vs. ~318 kboed FY06/FY07
• Industry leading deepwater drilling performance
– GOM 7 year average 3.29 days/1000 feet, 45%
better than peer average
• Unit operating costs holding steady ~US$5.00/boe
– Rising to ~US$6.00/boe over next 4 years
• Unit DD&A at ~US$6.00/boe worldwide
– Expected to rise as major projects come on-line
• 1H ‘08 Underlying EBIT US$1,972m
0
5
10
15
20
25
2005 2006 2007 1H08
0
5
10
15
20
25
2005 2006 2007 1H08
Cash operating costs
(US$/boe)
DD&A
(US$/boe)
Peers
Peers
a) Peer group includes: Anadarko, Apache, Devon, Hess, Murphy, Noble, Talisman, and Woodside.
Source: BHP Billiton, John S. Herold, Inc. and annual reports.
(a)
(a)

0
50
100
150
200
FY07 FY08E FY09E FY10E FY11E

BHP Billiton Petroleum
Financial outlook is underpinned by growth and price
BHP Billiton net production forecast
(mmboe/yr)
Gas and LNG contracts pricing structure
(Contract breakdown)
• Forecast volume growth of ~10% CAGR to FY11, underpinned by projects in execution
• Oil price environment expected to remain robust, excellent fiscal regimes – captures full upside
• LNG market major shift in demand-supply fundamentals and crude price linkages
– LNG contract reopeners are leading to large price increases - tied to crude
– New, large volume LNG contracts capture current crude price terms
a) Includes pricing structures closely linked to uncapped market indices.
Liquid
Gas
0%
20%
40%
60%
80%
100%
FY08E FY09E FY10E FY11E FY12E
Contracts with NO Reopener Contracts with reopener (a)
Contracts to expire within 4yrs Short term sales (0-4yrs)

Page 8 Page 8
BHP Billiton Petroleum
Ahead: Inventory of future projects under design and evaluation
Petroleum HQ
Algeria
UK
Pakistan
Gulf of Mexico
Mad Dog West (23.9%)
Subsea tie-back
Puma (29.8%)
Subsea tie-back
Shenzi N (44%)
Subsea tie-back
Neptune N (35%)
Subsea tie-back
Knotty Head (25%)
Deepwater development
Macedon (71.43%)
Subsea wells and gas plant
Thebe (100%)
LNG development
Scarborough (50%)
LNG development
Browse LNG (10.5%)
LNG development
Trinidad
Angostura Gas (45%)
Gas field development
W Australia
OIL GAS LNG
Bass Strait
Turrum (50%)
Gas field development
NWS CWLH (16.67%)
Replacement of FPSO and
associated subsea facilities
North West Shelf
NWS WFGH (16.67%)
Gas field development

Page 9 Page 9
BHP Billiton Petroleum
An E&P player with the power and reach of a super-major
Market capitalisation
(US$ bn April 2007)
• Credibility and stature that Petroleum could not
secure in its own right
• A unique offer to major resource holder
governments, NOC’s and other potential partners
– The corporate stature and financial strength
of an oil super-major
– A strong track record in building and
operating major resource projects
– Our domicile is of lower political sensitivity
• Petroleum is a credible partner with recognised
expertise in key areas
0 50 100 150 200 250
Murphy Oil Corp
Nexen
Talisman
Canadian Oil
OMV AG
Petro-Canada
Chesapeake
Hess
PTT
Anadarko
EOG Resources
XTO Energy
Marathon
Husky Energy
Woodside
Canada Natural
Apache
Repsol YPF
Suncor Energy
Devon Energy
Imperial Oil
Encana
Occidental
BG Group
Statoilhydro
Conocophillips
ENI
Chevron
Total
BP
BHP Billiton
Royal Dutch
Exxon Mobil
Integrated E&P
(1)
Source: Bloomberg.
Note: Exxon Mobil US$452bn.

Page 10 Resourcing the future BHP Billiton Petroleum update Merrill Lynch conference Update on growth

Merrill Lynch Conference
Diversified and balanced across high margin commodities
Underlying EBITDA
(12 months, US$bn)
Underlying EBITDA margin
(a)
(CY07, 12 months)
Note: Historical financial information has been restated for comparative purposes per note 1 of BHP Billiton’s half-year financial report for the half-year ended 31-Dec-2007. CY07 represents the 12 months ending 31-Dec-2007.
FY2002 EBITDA numbers are presented in accordance with UK GAAP whereas CY07 is based on IFRS (so underlying EBITDA).
a) EBITDA margin excludes third party sales.
Iron ore
75%
Manganese
Energy coal
Metallurgical coal
52%
52%
Diamond and
specialty products
Base metals
40%
43%
36%
Petroleum
70%
Stainless
steel materials
Aluminium
34%
23%
0
6,000
12,000
18,000
24,000
FY02 CY07
4,677
23,623
Iron Ore
Manganese
Met. Coal
Petroleum
Energy Coal
Aluminium
Base Metals
Stainless
Steel
Diamond & Specialty
Products
Non
ferrous
(56%)
Energy
(21%)
Carbon
Steel
Materials
(22%)

% Commodity price movement (2003 – 2008)

bhpbilliton
resourcing the future

Merrill Lynch Conference
Significant price increases across all product groups
552%
512%
337%
Met. Coal Manganese Iron Ore
421%
228%
90%
Copper Nickel Aluminium
491%
346%
163%
Uranium Oil Energy Coal
a) Hard coking coal based on Peak Downs/Goonyella/Hay Point FOB. JFY2008 forecast prices calculated based on 206-240% increase above JFY2007 benchmark – per BHP Billiton announcement 9-Apr-2008.
b) Manganese based on GEMCO lump ore contract FOB. JFY2008 prices based on recent manganese spot price settlement reported in the Tex Report on 12-Feb-2008.
c) Iron ore based on benchmark FOB prices. JFY2008 forecast prices calculated based on 65-71% increase above JFY2007 benchmark – per Vale settlement for Itabira fines.
d) Copper listed on the London Metal Exchange (LME).
e) Nickel listed on the London Metal Exchange (LME).
f) Aluminium listed on the London Metal Exchange (LME).
g) Uranium NEUXCO spot prices.
h) WTI Crude Oil listed on the New York Mercantile Exchange (NYMEX).
i) Energy Coal (Powder River Basin).
Carbon Steel Materials Non-Ferrous Energy
(a) (b) (c) (d) (e) (f) (g) (h) (i)

Source: BHP Billiton 2007 Annual Report, 2008 Interim Financial Results Announcement, Goldman Sachs JBWere Research.
a) Iron equivalent production
based
on coking coal and manganese production
converted
to iron ore equivalent tons. Prices
estimated
by dividing CY07 revenue by CY07production. Includes production
and
EBIT from
Iron Ore, Coking Coal
and
Manganese. Production
calculated
on BHP Billiton figures for the last twelve months,
calendarised
to 31-Dec-2007.
Merrill Lynch Conference
Our Carbon Steel Materials assets are Tier 1
Iron Ore Coking Coal Manganese
27.4
103.5
62.5
Iron ore equivalent production
(a)
(CY07, mt)
193.3
1.1
0.6
3.0
4.7
Underlying EBIT
(12 months, US$bn)
• Carbon Steel Materials (Iron Ore,
Coking Coal and Manganese)
• Resource and mineralisation that
supports production for more than 50
years in both Coking Coal and Iron Ore
• Large high grade ore bodies,
concentrated around key infrastructure
• Very low cost curve position and close
proximity to Asian growth market
• Project development and production
growth record, the equal of its peers

0
200
400
600
800
1,000
1,200
1,400
1,600
FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 FY04 FY05 FY06 FY07 FY08
Escondida Norte +
Sulphide Leach
Phase IV + Laguna
Seca Concentrator
Oxide Plant Expansion
Phase 3.5 +
Oxide Plant
Phase III
Phase I + II
Copper production at Escondida
(Tonnes, 000)
Source: BHP Billiton estimates.
Merrill Lynch Conference
Escondida demonstrates the true value of Tier 1 assets
Original plan: 320kt of copper a year
Tier 1 Assets
• Tier 1 assets are large, long-life,
low-cost and expandable resources
that generate exportable
commodities
• This means that they can deliver
more value for longer. They are
robust in the down-cycle
• But the real value of Tier 1 is
revealed during times of high prices
when they can be expanded as
needed to meet increased demand
• Sometimes several times
• Staged development maximises
return

Merrill Lynch Conference
Staged development of Olympic Dam appears the key
a) Does not include silvers approximate $1 per tonne.
Source: Resources, metal grades and recover rates obtained from the BHP Billiton FY2007 Annual Report. Prices as at 30 April 2008 as per Financial Times.
29
Olympic Dam Escondida
71
106
6
33
20
180
150
190
190
730
4.0 + 0.5 4.5 5 5 =19
100 + 20 280 200 200 =800
Copper
kt p.a.
Uranium
kt p.a.
Gold
koz p.a.
Gross average revenue yield by
per tonne of resource
(a)
(US$)
Staged development concept
- forecast production at each stage
Expansion stages
1.2&1.3
1.1 2.0 3.0
Today
Full
produc-
tion

Page 16 Resourcing the future BHP Billiton Petroleum update Merrill Lynch conference Update on growth

Update On Growth
Copper equivalent: care required for future projections
Approach
• Converting all production to a common basis allows volumes of different commodities to be aggregated and compound annual growth rates per annum (CAGR) to be calculated
• Copper equivalent conversion achieves this in a simplistic way
Price used to convert
• Long term consensus prices used to convert key commodities to the common basis
Which projects, what years?
• Volumes include attributable production from existing operations, plus new production through expansions of existing operations and development of new greenfield projects
• Time frame of CY07 to CY12 used
– Use of CY07 as base year anchors growth rates on most recent, actual results*
– Five year forecast used as better able to gauge likelihood of projects.  Projects beyond the five year time frame typically have much greater risks and uncertainty
• Index vs absolute?
– Indexed does not show scale and scale matters
• Unrisked or risked?
– Unrisked removes subjectivity, whilst nearer term focus on deliverable volumes reduces likelihood of “aspirational” projects
Value Considerations
• Absolute copper equivalent units show scale, which is a significant driver of project economics
• Copper equivalent units do not consider profitability
Note *: Rio Tinto adjusted for Alcan acquisition (full year PF included for CY07) .

2010
As at 2 May 2008
Proposed capital expenditure
SSM
Energy Coal
D&SP
Iron Ore Base Metals Petroleum
Met Coal
CSG
Manganese
Aluminium
2008
Execution
Neptune
Atlantis
North
Klipspruit
GEMCO
Zamzama
Phase 2
2013
Feasibility
Maruwai
Stage 1
Mt Arthur
Coal UG
Future Options
Newcastle
Third Port
Mad Dog
West
Cerrejon
Opt Exp
Angostura
Gas
Update On Growth
BHP Billiton has an attractive growth profile of significant scale
Navajo
Sth
Bakhuis
Maruwai
Stage 2
Antamina
Exp
Maya
Nickel
SA Mn
Ore Exp
Blackwater
UG
Red Hill
UG
GEMCO
Exp
Shenzi
Nth
Kennedy
<$500m
$501m-$2bn
$2bn+
Hallmark
CW Africa
Exploration
Knotty
Head
NWS
WFGH
Puma
Olympic Dam
Expansion 2
Wards
Well
MKO
Talc
Corridor
Sands 2
CMSA
Pyro Expansion
RBM
Thebe
DRC
Smelter
Cannington
Life Ext
CMSA Heap
Leach 2
Nimba
Goonyella
Expansions
Scarborough
Olympic Dam
Expansion 3
Olympic Dam
Expansion 1
Angola
& DRC
WA Iron Ore
Quantum 1
Caroona
Corridor
Sands 1
Saraji
Browse
LNG
Eastern
Indonesian
Facility
Resolution
Samarco 4
Peak Downs
Exp
KNS
Exp
Macedon
CMSA Heap
Leach 1
Ekati
Neptune
Nth
Daunia
Canadian
Potash
Escondida
3rd Conc
Turrum
WA Iron Ore
RGP 5
NWS Nth
Rankin B
WA Iron Ore
RGP 4
NWS
Angel
Kipper
NWS
T5
Shenzi
Worsley
E&G
Samarco
Cliffs
Douglas-
Middelburg
Pyrenees
WA Iron Ore
Quantum 2
Perseverance
Deeps
NWS
CWLH
Gabon
Boffa/Santou
Refinery
Guinea
Alumina
Alumar

0
2,000
4,000
6,000
8,000
10,000
12,000
14,000
CY07 CY08 CY09 CY10 CY11 CY12
Update On Growth
BHP Billiton has an attractive growth profile of significant scale
Copper Equivalent Tonnes '000
Production in copper equivalent tonnes
Simple Copper Equivalent
• Focused on deliverable
growth over the next five
years
• Commence from CY07, a
year of known production
• BHP Billiton 6.9% CAGR,
and growing from 8.2 million
tonnes of Cu equivalent to
11.4 million tonnes of Cu
equivalent
• Rio Tinto on the same basis
shows a growth rate of 6.0%
CAGR but of lesser scale
BHP Billiton
Rio Tinto
Note: Copper equivalent units calculated using BHP Billiton (BHPB) estimates for BHPB production; Rio Tinto forecasts for Rio Tinto’s iron ore, copper, alumina and aluminium production per Rio Tinto presentation 13 May 2008, with
Aluminium forecast adjusted to exclude Coega project (BHPB estimate). BHPB estimates used for Rio Tinto’s production in other commodities. Production volumes exclude Rio Tinto Alcan’s Engineered and Packaging operations,
Industrial Minerals, Lead and Zinc businesses; BHPB’s Specialty Products operation; all bauxite production. All energy coal businesses are included. Alumina volumes reflect only tonnes available for external sale. Conversion of production forecasts to copper equivalent units completed using long term consensus price forecasts, plus BHPB assumptions for diamonds, domestic coal and manganese. Rio Tinto’s CY07 production volumes include pro-forma full year Alcan alumina and aluminium as per 12 March 2008 announcement.
Estimated &
unrisked
BHB Billiton Rio Tinto

% EBIT Margin
47%
37%
29%
64%
47%
37%
61%
14%
Iron Ore
Manganese
Met Coal
Copper
Stainless Steel Materials
Aluminium
Petroleum
Energy Coal

bhpbilliton
resourcing the future

Update On Growth
BHP Billiton’s growth capital expenditure is focused on high margin commodities
Source: BHP Billiton analysis. EBIT margin excludes third party trading.
Note: BHP Billiton margins are actual CY07 margins.
Carbon Steel Materials Non-Ferrous Energy
Margins matter
• Cu equivalent production is
based on implied revenue
• $1 million of revenue from
energy coal calculates to the
same tonnage of copper
equivalent as $1 million of
revenue from petroleum
• One tonne of petroleum
derived copper is worth more
than 4 times as much as one
tonne of energy coal derived
copper
Using BHP Billiton CY07
EBIT margins

64%
61%
47%
47%
37%
Copper
Petroleum
Nickel
Iron Ore
Aluminium
Update On Growth
BHP Billiton’s growth capital expenditure is focused on
high margin commodities
EBIT Margin % EBIT Margin %
20%
46%
63%
41%
14%
Aluminium
Iron Ore
Copper
Uranium
Energy Coal
Source: BHP Billiton analysis.
Note: BHP Billiton margins are actual CY07 margins excluding third party trading.  Rio Tinto margins are actual where reported, otherwise BHP Billiton estimate (eg uranium, calculated using Rio Tinto 20F disclosures) or set at BHPB level.
a) Excluding mean synergies, and excludes Rio Tinto Alcan Engineering and Packaging.
Top 5 Divisional CY07 EBIT Margin by Commodity
BHP Billiton CY07 Rio Tinto CY07
(a)
Ranked by
order of
contribution to
EBIT CY07

Update On Growth
Capital cost and risk matter
Growth in Copper Equivalent Tonnes (CY07-12)
Production growth from brownfield expansions vs
greenfield development
0
500
1,000
1,500
2,000
2,500
3,000
BHB Billiton Rio Tinto
Brownfield Greenfield
82%
78%
22%
18%
Source: BHP Billiton analysis. Rio Tinto excludes Coega greenfield project development.
Brownfield
•
Expansions or additional
developments of, or around
existing operations
•
Lower cost and lower risk
•
BHP Billiton 82% of growth in
copper equivalent units (CY07-12)
Greenfield
•
Development of a new operation
where no operations exist to
ameliorate risk or cost
•
BHP Billiton 18% of growth in
copper equivalent units (CY07-12)

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